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                                                                      EXHIBIT 2

                                            [Execution Copy September 18, 1998]
ASSET PURCHASE AGREEMENT

     This Agreement is made and entered into this 18th day of September, 1998 by and between Barco, Inc., a Georgia corporation ("Buyer"), and Xyvision, Inc. a Delaware corporation ("Seller").

     Buyer desires to purchase selected assets of Seller relating to the operations of the Contex Division of Seller (the "Contex Division").

   (ii)the Accounts Receivable Surplus plus the Inventory Surplus plus the Fixed Assets Surplus, if any, shall be added to the Purchase Price. If the Adjusted Purchase Price is less than the original Purchase Price, the deficiency, shall be paid to the Buyer. If the Adjusted Purchase Price is greater than the original Purchase Price, the excess, shall be paid to the Seller.

(e) Any amounts due to the Buyer or the Seller pursuant to Section 2.03 hereof shall be paid in full by cash or delivery of a cashier's or certified check no later than the third business day following the date of determination of such amounts.

     In consideration of the mutual covenants contained in this Agreement, the parties agree as follows:

1.  Sale of Assets

   (a) Seller will sell and Buyer will purchase, as of the closing date of the transactions contemplated by this Agreement (the "Closing Date"), on the terms and conditions and for the prices set forth herein, the following selected assets relating to the operations of the Contex Division ("the Selected Assets"):

      (i) Selected Fixed Assets, Equipment and Inventory as more specifically described in Schedule 1.01 attached hereto;
      (ii) Selected Accounts Receivable on the Closing Date as identified in
       Schedule 1.02 attached hereto;

      (iii) all copies of the source code now in possession of Seller and copies of the object code for the Contex Division's Contex PackageMaker, Contex Professional, Contex Rip `n Strip, Contex Object Library and Contex ConSeps products, together with all other source and object codes (whether licensed, owned or under development) of Seller used or under development for use in the business of the Contex Division (collectively, "Transferred Code") and all of the Seller's trade secrets, formulae, algorithms, technical data and other proprietary information relating to the Transferred


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           Code (collectively, "Transferred Software");

      (iv) all of the following materials pertaining to the business of the Contex Division: (A) pre-existing database customer lists, including all customer and technical support databases or database listings and end-user registration databases or database listings,
            (B) training manuals and materials, (C) advertising and promotional materials, and (D) all other books and records relating to the operation of the business of the Contex Division;
      Accounts Receivable Surplus, the Inventory Surplus, or the Fixed Assets Surplus, the disputing party shall notify the other parties hereto in writing (the "Dispute Notice") of the amount, nature and basis of such dispute, within 10 calendar days after delivery of the Closing Balance Sheet. In the event of such a dispute, the parties hereto shall first use their best efforts to resolve such dispute among themselves. If the parties are unable to resolve the dispute within 30 calendar days after delivery of the Closing Balance Sheet, the dispute shall be submitted to an independent third party mutually acceptable to the parties hereto for resolution. All determinations pursuant to this paragraph (c) shall be in writing and shall be delivered to the parties hereto.

      (d) Immediately upon the mutual agreement of the parties as to the adjustments required to the Closing Balance Sheet; or the expiration of the 30-day period for giving the Dispute Notice, if no Dispute Notice is given; or immediately upon the resolution of disputes, if any, pursuant to paragraph (c) above, the Purchase Price shall be adjusted as follows (as so adjusted, the "Adjusted Purchase Price"):


          (i) the Accounts Receivable Deficiency plus the Inventory Deficiency plus the Fixed Assets Deficiency, if any, shall be deducted from the Purchase Price; and following the week of receipt.
2.03 Post Closing Adjustments.
    The Purchase Price shall be subject to adjustment after the Closing Date as follows:

    (a) As promptly as possible following the Closing Date, the Buyer and Seller shall review the Selected Assets identified in the schedules identified below to make adjustments for differences, if any, between the assets listed in the schedules below and the assets as of the Closing Date. Not later than 45 days after the Closing Date, the Buyer and Seller shall mutually confirm a balance sheet of the Selected Assets as of the Closing Date (the "Closing Balance Sheet") utilizing the valuation methods as applied in Schedules 1.01 and 1.02.


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               (b) The Closing Balance Sheet delivered pursuant to paragraph
                    (a) above shall be accompanied by a statement setting forth the following sums, together with the calculations showing the basis for the determination of such sums:

                   (i) the sum, if any, by which the net amount reflected on
                       the Closing Balance Sheet for accounts receivable is less than the corresponding amount for accounts receivable, corrected with the appropriate risk adjustment, as shown on Schedule 1.02 (the "Accounts Receivable Deficiency");

                   (ii) the sum, if any, by which the net amount reflected on the Closing Balance Sheet for inventory is less than the corresponding amount for inventory shown on
                        Schedule 1.01 (the "Inventory Deficiency");

                   (iii) the sum, if any, by which the net amount reflected on the Closing Balance Sheet for fixed assets is less than the corresponding amount for fixed assets shown on
                        Schedule 1.01 (the "Fixed Assets Deficiency");

                   (iv) the sum, if any, by which the net amount reflected on the Closing Balance Sheet for accounts receivable is greater than the corresponding amount for accounts receivable shown on Schedule 1.02 (the "Accounts Receivable Surplus");

                   (v) the sum, if any, by which the net amount reflected on
                       the Closing Balance Sheet for inventory is greater than the corresponding amount for inventory shown on Schedule
                       1.01 (the "Inventory Surplus"); and

                   (vi) the sum, if any, by which the net amount reflected on the Closing Balance Sheet for fixed assets is greater than the corresponding amount for fixed assets shown on
                        Schedule 1.01 (the "Fixed Assets Surplus").

                   (c) In the event that the Buyer or the Seller dispute the
                        Closing Balance Sheet or the

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                   calculation of the Accounts Receivable Deficiency, the
                   Inventory Deficiency, the Fixed Assets Deficiency, the

                   (v) all of Seller's intellectual property relating to the
                       operation of the business of the Contex Division, including know-how, manufacturing rights, plans, designs, procedures, research data, drawings, models, blue prints, specifications, flow sheets, equipment and parts list and descriptions and related instructions;

                   (vi) on an exclusive basis: all of Seller's rights, title
                        and interest in and to the names and associated marks "Contex PackageMaker," "Contex Professional," "Contex Rip `n Strip", "Contex ConSeps," "Contex Object Library" and any other brand names or trademarks owned and used by the Contex Division, (including all related trademark applications and registrations), including the generic "Contex" name and mark, except as specifically excluded below;

                   (vii) all of Seller's rights, title and interest in and to the patent applications and patents listed in Schedule 4.07, including any patents issuing therefrom, and any reissues, reexaminations, continuations in whole or in part, extensions and foreign counterparts thereof.
                   (b) All other assets and property pertaining to the
                    operations of the Contex Division are excluded from this Agreement ("Excluded Assets"). The Excluded Assets include without limitation:
                   (i) the "Contex Eclipse" trademark

                   (ii) all rights to the Eclipse product and any associated
                    Accounts Receivable

                   (iii) Accounts Receivable associated with sales through
                    resellers and VARS

                   (iv) All maintenance Accounts Receivable, including the
                        maintenance Accounts Receivable collected during the three-month transition period described in Section 15.01.

                   (c) No Assumption of Liabilities. Buyer shall not assume or be bound by any obligations or liabilities of Seller of any kind or nature, known, unknown, accrued, absolute, contingent, or otherwise, whatsoever, all of which shall be retained by Seller, including without limitation any litigation or claims whether or not scheduled (the


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                   "Retained Liabilities"). Notwithstanding the foregoing, the
                   Buyer hereby assumes the limited liabilities described in
                   Section 8 (Taxes) and the liabilities solely related to the sale of the Selected Assets after the Closing Date. Seller shall be responsible for and pay any and all losses, damages, obligations, costs and expenses, liabilities and claims, including, without limitation, interest, penalties and fees of counsel, to the extent any of the foregoing relates to (a) Seller's operations and assets other than the operations and assets acquired under this Agreement, (b) the Excluded Assets, (c) the Retained Liabilities, or (d) operations or assets acquired under this Agreement to the extent arising in connection with or on the basis of events, acts, omissions, conditions or any other state of facts occurring or existing prior to or on the Closing Date.
2. Purchase Price and Payment - Collection of Receivables

2.01 The purchase price for the Selected Assets shall be $293,632 (the "Purchase Price"). Of this amount the fee of US $175,000 described in section
15.02 hereunder will be deducted. The Purchase Price minus the deduction for the transitional services outlined in section 15.02 hereunder constitutes the net purchase price ("Net Purchase Price") of $118,632.

2.02 In the event Seller receives any payments on the Accounts Receivable after the Closing Date, Seller shall transmit these funds, to Buyer by wire transfer in immediately available funds, no later than the Friday of the week 3. Closing


3.01 The closing of the transactions contemplated by this Agreement ("the Closing") shall be held at the offices of the Seller in Reading, Massachusetts at 10 a.m. on Friday, September 18, 1998 (the "Closing Date"), or at such other place, date or time as may be fixed by mutual agreement of the parties.

3.02 Within 90 days after the Closing, Seller shall deliver or cause to be delivered to Buyer good and sufficient instruments of transfer transferring to Buyer title, free and clear of all liens, restrictions and encumbrances, to all the Selected Assets in form and substance satisfactory to counsel for Buyer.

3.03 Buyer shall pay, by certified or cashier's check, or wire transfer, at Seller's request, the Net Purchase Price subject to the terms as outlined in
Section 10.11.
4. Representations and Warranties of Seller

Seller represents and warrants to Buyer that:

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4.01 Due Organization. Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware.

4.02 Authorization of Agreement. The execution and delivery of this Agreement and consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate actions on the part of Seller, and this Agreement constitutes a valid and legally binding obligation of Seller enforceable according to its terms. Except as set forth on Schedule 4.02, the execution and delivery of this Agreement, consummation of the transactions contemplated by this Agreement and compliance by Seller with all the provisions of this Agreement will not (a) violate any provision of the terms of any applicable law, rule, or regulation of any governmental body having jurisdiction; (b) conflict with or result in a breach of any provision of Seller's Certificate of Incorporation or Bylaws or default under any of the terms, conditions, or provisions of, or result in the breach of, or accelerate or permit the acceleration of the performance required by, any material note, bond, mortgage, indenture, license, agreement, or other instrument or obligation of any nature whatsoever to which Seller is a party, or (c) violate any order, writ, injunction, decree, statute, rule, or regulation applicable to Seller or any of its property or assets.
4.03 Not used.

4.04 Creditors. Except as set forth on Schedule 4.04, no person has a security interest in the accounts receivable or inventory of the Contex Division or of Seller generally which could affect the assets which are the subject of this Agreement, either by contract or under any law such as Bulk Sales law under the Commercial Code of the relevant state.
4.05 Not used

4.06 Title to Assets. Except as set forth further on Schedule 4.06, Seller has good and marketable title to all the Selected Assets free and clear of all mortgages, liens, pledges, charges, or encumbrances of any nature whatsoever.

4.07  Intellectual Property Rights.
     (a) Except as set forth on Schedule 4.07, Seller owns or possesses the adequate right to use all Intellectual Property Rights (as defined below) necessary to the conduct of the business of the Contex Division as it is presently being conducted. Schedule 4.07 contains a list of all patents, patent applications, registered copyrights, trade names, trademarks and service marks, and registrations and applications for the same owned by Seller relating to or used in connection with the Transferred Software. Except as otherwise noted therein, Seller has unencumbered title to the Intellectual Property Rights set forth in Schedule 4.07 which are listed as owned by Seller and there


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         are no pending challenges to such title nor, to the knowledge of
         Seller, have others threatened to challenge such title. No rights or licenses to use the Intellectual Property Rights have been granted or acquired by Seller in connection with the Transferred Software except nonexclusive licenses associated with sales of products to end-user customers in the ordinary course of business and consistent with past practice

         Schedule 4.07 lists all material licenses, agreements, obligations and contracts relating to the Intellectual Property Rights to which Seller is a party or by which, to Seller's knowledge, Seller is bound, except nonexclusive licenses associated with sales of products to end-user customers in the ordinary course of business and consistent with past practice.

         Except as listed in Schedule 4.07, there have been (i) no claims or assertions made by others that the Transferred Software or other Intellectual Property Rights has infringed any intellectual property rights of others by the sale of products or any other activity and
         (ii) to the Seller's knowledge, neither the Transferred Software nor other Intellectual Property Rights infringes any intellectual property rights of others.

         Except as set forth in Schedule 4.07, Seller has no knowledge of any infringement of the Intellectual Property Rights of Seller by others. All such patents, registered trademarks, service marks, and copyrights owned by Seller and relating to or used in connection with the Contex Division are in full force and effect and are recorded on the public record in the name of Seller. True, complete and correct copies of all material listed in Schedule 4.07 have been delivered or made available to Buyer.

         For purposes of this Agreement, "Intellectual Property Rights" shall mean all of Seller's rights relating to patents, patents applications, trademarks, service marks, trade names, copyrights, applications to register or registrations of any of the foregoing, mask works, inventions, processes, trade secrets, know-how, software and any documentation to the extent relating to or used in connection with the operations of the Contex Division.

         (b) Except as set forth on Schedule 4.07, Seller has not deposited, and is not obligated to deposit, any source code regarding the Transferred Software into any source code escrows or similar arrangements and Seller is not under any contractual or other obligation to disclose the source code, or, other than to end-users or bundlers, any other material proprietary information included in or relating to the Transferred Software.

         4.08 Not used.

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         4.09 Employees.

             (a) Seller is not and never has been a party to any union contract covering the employees of the Contex Division.

             (b) Seller has provided or made available to Buyer a description of all employment agreements both written and oral and any policies under which Seller has operated or which have been communicated in writing to employees who perform services in connection with the Contex Division.

             (c) Since 8/31/98 Seller has not received written or verbal notification from any Selected Employee of the Contex Division that any such person or persons have plans to terminate his, her or their employment with Seller.

         4.10 Not used.

         4.11 Litigation and Claims. Except as described in Schedule 4.11, (a) there are no legal, administrative, arbitration, or other proceedings pending against Seller which relate in any way to any of the Selected Assets or to the business of the Contex Division, and (b) there are no
         (i) governmental investigations or (ii) to the Seller's knowledge, proposed or threatened claims by any party not fully covered by insurance. Seller has substantially complied with and is not in default in any material respect under any laws, ordinances, requirements, engineering standards, regulations, or orders applicable to the Contex Division, including without limitation, all applicable safety, pollution, equal opportunity (including affirmative action compliance), and ERISA laws or regulations. Seller has substantially complied with all applicable federal, state, and local laws and regulations relating to the employment of labor, including without limitation, federal, state, and local withholding tax laws, federal labor laws, wage and hour laws, and discrimination laws.

         4.12 Inventories and Equipment. All of the Inventory is of a quality normally saleable or usable in the ordinary course of business and the Equipment is in good working order, normal wear and tear excepted, and is fit for its current use and purpose unless described otherwise in
         Schedule 1.01.
         4.13 Not used

         4.14 No Omissions or Misrepresentations. No representation, warranty, or statement of Seller in this Agreement omits to state any material fact necessary to make each representation or warranty or statement in this Agreement accurate and not misleading in any material respect.


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         5. Covenants of Seller
         Seller by this Agreement covenants and agrees that:

         5.01 Nondisclosure. After the Closing Date, neither Seller, nor any person controlling, controlled by or under common control with Seller will, for any reason, directly or indirectly, for itself or any other person, use or disclose any trade secrets or confidential information, know-how or proprietary information transferred pursuant to this Agreement, except to Buyer, its officers, directors, employees or agents, and except to the extent that (i) disclosure is required by law or legal process, (ii) such information shall have become public knowledge other than by breach of this Agreement by the Seller, or
         (iii) such information shall have been received by the Seller from a third party who has the lawful right to make such disclosure without restriction. In addition to and without limiting the foregoing, neither Seller, nor any person controlling, controlled by or under common control with Seller will, for any reason, directly or indirectly, sell, use, dispose of or disclose any trade secrets or confidential information, know-how or proprietary information (for any application) used solely by the Contex Division, including but not limited to source codes, not included in the Selected Assets. Notwithstanding anything to the contrary in the foregoing, Seller will retain all rights with respect to the Excluded Assets including the Eclipse product.

         5.02 Noncompetition by Seller. Seller, in order to induce Buyer to enter into this Agreement, expressly covenants and agrees that neither Seller, nor any person or entity controlling, controlled by or under common control with Seller will, directly or indirectly, for a period of three (3) years following the Closing Date, own, manage, operate, control, act as agent, consultant, surety or guarantor, or render any services of a business, commercial or professional nature to or participate in or be connected with any business, individual, partnership, firm, corporation or other organization which is at the time engaged, wholly or partly, in activities which are competitive, directly or indirectly, with the color prepress business for packaging and commercial printing as currently conducted by Barco Graphics NV (an affiliate of Buyer) and/or the subsidiaries of Barco Graphics NV; provided that, nothing set forth in this Section 5.02 shall prohibit Seller or any other person from (i) engaging in the development, sales and marketing of Seller's publishing products, including without limitation document and information management products, composition and pagination products, web delivery and management products and related third-party products, or (ii) owning not in excess of 5


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     in the aggregate of any class of capital stock of any corporation if such stock is publicly traded and listed on any national or regional stock exchange or on the Nasdaq National Market or any other over-the-counter market system.

5.03 Insurance. For a period of three months after the Closing Date Seller shall maintain product liability insurance with respect to Contex Division products manufactured, installed and sold, and/or Contex Division software designed, licensed or supplied by Seller prior to the Closing such that product liability with respect thereto will remain fully covered by Seller's insurance. Seller agrees to indemnify the Buyer under such insurance. In connection therewith, Seller shall name Buyer as an additional insured under such insurance.

5.04 Not used.

5.05 Right to Hire Selected Employees. Seller shall make certain employees of the Contex Division, as listed on Schedule 5.05 (the "Selected Employees"), available to Buyer, although Buyer shall have no obligation to hire any of such Selected Employees. Seller shall be responsible for all wages, benefits including pensions, severance obligations, vacation and sick leave accruals and other obligations for such Selected Employees, up to the date such Selected Employee is no longer an employee of Seller and for all other employees of the Contex Division as are not hired by Buyer.

6. Representations and Warranties of Buyer

Buyer represents and warrants to Seller that:

6.01 Corporate Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia.

6.02 Authorization of Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action on the part of Buyer, and this Agreement constitutes a valid and legally binding obligation of Buyer enforceable according to its terms. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated by this Agreement, will violate any provision of the terms of any applicable law, rule, or regulation of any governmental body having jurisdiction or conflict with or result in the breach of any provision of Buyer's Articles of Incorporation or Bylaws.

6.03 No Adverse Conditions. No legal action, whether civil, criminal, or administrative is pending or threatened against Buyer that would adversely affect its ability to consummate the transactions contemplated by this Agreement.


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6.04 No Omission or Misrepresentation. No representation, warranty, or statement of Buyer omits to state any material fact necessary to make each such representation, warranty, or statement in this Agreement accurate and not misleading in any material respect.

7. Confidential Nature of Information.

     Each party agrees that it will treat in confidence all documents, materials and other information which it shall have obtained regarding the other party during the course of the negotiations leading to the consummation of the transactions contemplated hereby and the preparation of this Agreement and other related documents. Such documents, materials and information shall not be communicated to any third party (other than each party's respective counsel, accountants, financial advisors or lenders).
8. Taxes.

   (a) Seller shall be liable to pay all federal, state, local or foreign tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Body (collectively, "Taxes") (whether assessed or unassessed) applicable to the Selected Assets, in each case attributable to periods (or portions thereof) ending on or prior to the Closing Date. Buyer shall be liable for and shall pay all Taxes (whether assessed or unassessed) applicable to the Selected Assets, in each case attributable to periods (or portions thereof) beginning after the Closing Date. Seller shall prepare and timely file all Tax returns related to the Selected Assets for all periods ending on or before the Closing Date (other than returns for periods described in the following sentence) and Buyer shall be responsible for preparing and filing all other Tax returns related to the Selected Assets. For purposes of this
   Section 8, any period beginning before and ending after the Closing Date shall be treated on a "closing of the books" basis as two partial periods, one ending on the Closing Date and the other beginning on the day after the Closing Date.

   (b) Notwithstanding Section 8(a), any sales Tax, use Tax, real property transfer or gains Tax, documentary stamp Tax or similar Tax attributable to the sale or transfer of the Selected Assets shall be paid by Seller. Buyer agrees to timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or make a report with respect to, such Taxes.

   (c) Seller or Buyer, as the case may be, shall provide reimbursement for any Tax paid by one party all or a portion of which is the responsibility of the other party in accordance with the terms of this Section 8. Within a reasonable time prior to the payment of any said Tax, the party paying such Tax shall give notice to the other


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   party of the Tax payable (together with copies of the supporting documentation relating to such tax) and the portion which is the liability of each party, although failure to do so will not relieve the other party from its liability hereunder.

9. Nonsolicitation.

   Neither party shall, directly or indirectly, induce or seek to induce any employee of the other party or any of its respective affiliates to leave their employment or directly or indirectly solicit for employment, or hire any such employee; provided that, nothing set forth in this Section 9 shall prohibit either party from utilizing, and hiring any person who responds to, general employment solicitation methods, including but not limited to newspaper, radio or electronic advertisements.

10. Conditions to Buyer's Obligation To Close.

     The obligation of Buyer to consummate this Agreement is subject to the satisfaction of the following conditions, unless waived by Buyer.

10.01 No Material Inaccuracy. There shall be no material inaccuracy in the representations and warranties of Seller set forth in section 4 and these representations and warranties shall be true and correct in all material respects. 10.02 Performance of Covenants. Seller shall have performed all obligations required to be performed by them under this.

10.03 Bulk Sales Law. Seller and Buyer waive compliance with the applicable Bulk Sales Law, insofar as it may be applicable to any transaction contemplated by this Agreement.

10.04 Release of Liens. Seller shall obtain a release of any and all security interests in the Selected Assets and shall deliver transfer documents satisfactory in form to counsel for Buyer assigning and conveying all the assets free and clear of any and all liens and encumbrances. In the event that the Seller is unable to satisfy the terms and conditions of this Section 10.04 within 90 days after the Closing Date, Buyer shall have the right to terminate this Agreement in whole or in part.
10.05 Not used.
10.06 Not used.

10.07 Employment of Selected Employees. Buyer shall have obtained acceptance of Buyer's conditional offer of employment with Buyer in the event of the consummation of this sale by each of the Selected Employees.


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10.08 Not used.

10.09 No Adverse Proceedings. No action or proceeding against Buyer or Seller shall have been instituted or threatened that, if successful, could prohibit consummation or require substantial rescission of the transactions contemplated under this Agreement.

10.10 Not used.

10.11 Holdback of Net Purchase Price. The Buyer shall hold back the Net Purchase Price pending the completion of certain obligations of the Seller under this Agreement. Upon the completion of the Seller's obligations under
Section 10.04 after the Closing, the Buyer shall pay to the Seller $50,000 of the held back Net Purchase Price. Upon the completion of the Post Closing Adjustments in accordance with Section 2.03, the Buyer shall pay to the Seller
(i) the Net Purchase Price less $50,000 (in the event that the Seller has not yet met its obligations under Section 10.04), or (ii) the balance of the Net Purchase Price (in the event the Seller has received the $50,000 payable upon completion of its obligations under Section 10.04).

11. Conditions to the Obligation of Seller to Close

     The obligation of Seller to consummate this Agreement is subject to the satisfaction on or before the Closing Date of the following conditions, unless waived by Seller:

11.01 Accurate Representations and Warranties. The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects.
12. Indemnification

12.01 By Buyer and Seller. The Buyer and the Seller each hereby indemnifies and holds harmless the other party against all claims, damages, losses, liabilities, costs and expenses (including, without limitation, settlement costs and any legal, accounting or other expenses for investigating or defending any actions or threatened actions) reasonably incurred by the Buyer or the Seller in connection with each and all of the following:

     (a) Any breach by the indemnifying party of any representation or warranty in this Agreement;

     (b) Any breach of any covenant, agreement or obligation of the indemnifying party contained in this Agreement or any other agreement, instrument or document contemplated by this Agreement; and

     (c) Any misrepresentation contained in any statement, certificate or schedule furnished by the indemnifying party pursuant to this Agreement or in connection with the transactions contemplated by this Agreement.


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12.02 By Seller. The Seller hereby indemnifies and holds harmless the Buyer against all claims, damages, losses, liabilities, costs and expenses (including, without limitation, settlement costs and any legal, accounting or other expenses for investigating or defending any actions or threatened actions) reasonably incurred by the Buyer in connection with any failure by the Seller to comply with the applicable Bulk Sales Law with respect to any transaction contemplated by this Agreement.

12.03 Claims for Indemnification. Whenever any claim shall arise for indemnification hereunder the party seeking indemnification (the "Indemnified Party"), shall promptly notify the party from whom indemnification is sought (the "Indemnifying Party") of the claim and, when known, the facts constituting the basis for such claim. In the event of any such claim for indemnification hereunder resulting from or in connection with any claim or legal proceedings by a third-party, the notice to the Indemnifying Party shall specify, if known, the amount or an estimate of the amount of the liability arising therefrom. The Indemnified Party shall not settle or compromise any claim by a third party for which it is entitled to indemnification hereunder without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld, unless suit shall have been instituted against it and the Indemnifying Party shall not have taken control of such suit after notification thereof as provided in Subsection 12.04 of this Agreement.

12.04 Defense by Indemnifying Party. In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any claim or legal proceeding by a person who is not a party to this Agreement, the Indemnifying Party at its sole cost and expense may, upon written notice to the Indemnified Party, assume the defense of any such claim or legal proceeding if it acknowledges to the Indemnified Party in writing its obligations to indemnify the Indemnified Party with respect to all elements of such claim. The Indemnified Party shall be entitled to participate in (but not control) the defense of any such action, with its counsel and at its own expense. If the Indemnifying Party does not assume the defense of any such claim or litigation resulting therefrom within 30 days after the date such claim is made, (a) the Indemnified Party may defend against such claim or litigation, in such manner as it may deem appropriate, including, but not limited to, settling such claim or litigation, after giving notice of the same to the Indemnifying Party, on such terms as the Indemnified Party may deem appropriate, and (b) the Indemnifying Party shall be entitled to participate in (but not control) the defense of such action, with its counsel and at its own expense. If the Indemnifying Party thereafter seeks to question the manner in which the Indemnified Party defended such third party claim or the amount or nature of any such settlement, the Indemnifying Party shall have the burden to prove by a preponderance of the evidence that the Indemnified Party did not defend or settle such third party claim in a reasonably prudent manner.


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12.05 Payment of Indemnification Obligation. All indemnification by the Buyer or the Seller hereunder shall be effected by payment of cash or delivery of a cashier's or certified check in the amount of the indemnification liability.

12.06 Survival of Representations; Claims for Indemnification. All representations and warranties made by the parties herein or in any instrument or document furnished in connection herewith shall survive the Closing and any investigation at any time made by or on behalf of the parties hereto. All such representations and warranties shall expire on the first anniversary of the Closing Date, except for claims, if any, asserted in writing prior to such first anniversary, which shall survive until finally resolved and satisfied in full. All claims and actions for indemnity pursuant to this Section 12 for breach of any representation or warranty shall be asserted or maintained in writing by a party hereto on or prior to the expiration of such one-year period. Notwithstanding anything to the contrary in this Section 12, Buyer shall not be entitled to receive, and the Seller shall not be obligated to pay, the first $10,000 (unless the aggregate amount of indemnity obligations exceeds $10,000, in which case the Seller shall be obligated to pay such obligations from the first dollar), or more than the Net Purchase Price in the aggregate, of indemnity obligations otherwise payable by Seller to Buyer pursuant to this
Section 12.

13. Transfer of Accounts Receivable

     Seller will, within three working days following the Closing, send notification to each debtor representing a selected account receivable purchased hereunder by Buyer that Seller has sold and assigned the receivable to Buyer, and request timely remittance thereof to Buyer at an address to be furnished to Seller by Buyer prior to or at Closing. Specific accounts receivable not transferred under this Agreement and subject to collection and full retention by the Seller include any accounts receivable due from a reseller, VAR or other third party, any Eclipse related accounts receivable and any maintenance related accounts receivable as defined in Schedule 1.02.
14. Miscellaneous
14.01 Applicable Law. This Agreement shall be construed in accordance with the laws of the State of Georgia. 14.02 Notices. Any notices or other communications required or permitted under this Agreement shall be sufficiently given if sent by certified mail, return receipt requested, postage prepaid, or by nationally recognized overnight courier addressed as follows:

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                         Buyer: Dany Claeys, President
                                  Barco, Inc.
                             3240 Town Point Drive
                              Kennesaw, GA 30144

                       Seller: Kevin J. Duffy, President
                                Xyvision, Inc.
                             30 New Crossing Road
                               Reading, MA 01867

                      With copies to: Patrick J. Rondeau
                               Hale and Dorr LLP
                                60 State Street
                               Boston, MA 02109

or such other address as shall be furnished in writing by any such party, and this notice or communication shall be deemed to have been given as of the date so mailed.

14.03 Binding Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties to this Agreement and their respective heirs, executors, successors, and assigns.

14.04 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which counterparts collectively shall constitute one instrument representing the Agreement among the parties.

14.0 Expenses. Each party to this Agreement shall bear all costs, charges, and expenses incurred by the party in connection with this Agreement and the consummation of the transactions contemplated by this Agreement, including, but not limited to, fees of their respective counsel.

14.06 Assignability. Following the Closing, any party may assign any of its rights hereunder, but no such assignment shall relieve it of its obligations hereunder.

14.07 Brokers. Each party represents and warrants that it has not engaged any broker or finder or incurred any liability for brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement.

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14.08 Access to Records. For a period of six years after the Closing Date,
Seller and its representatives shall have reasonable access to all of the books and records of the Contex Division relating to the Selected Assets transferred to Buyer hereunder to the extent that such access may reasonably be required by Seller in connection with matters relating to or affected by the operation of the Selected Assets prior to the Closing Date. Such access shall be afforded by Buyer upon receipt of reasonable advance notice and during normal business hours. Seller shall be solely responsible for any costs or expenses incurred by it pursuant to this Section 14.08. If Buyer shall desire to dispose of any of such books and records prior to the expiration of such six-year period, Buyer shall, prior to such disposition, give Seller a reasonable opportunity, at Seller's expense, to segregate and remove such books and records as Seller may select.

14.09 Entire Agreement; Amendment. This Agreement and the Exhibits and Schedules referred to herein, and the documents delivered pursuant hereto, contain the entire understanding of the parties hereto with regard to the subject matter contained herein or therein, and supersede all prior agreements, understandings or letters of intent between or among any of the parties hereto, and there are no other representations, warranties or covenants between the parties hereto, written or oral, except as expressly set forth herein. This Agreement shall not be amended, modified or supplemented except by a written instrument signed by an authorized representative of each of the parties hereto.

14.10 Interpretation. Section titles and headings herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement. The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein.

14.11 Waivers. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently authorized for the purposes of this Agreement if, as to any party, it is authorized in writing by an authorized representative of such party. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.


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14.12 Partial Invalidity. Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

15. Transitional Commercial Cooperation

     15.01 Not later than five days after the Closing, Seller shall terminate with 3 months notice period, all existing maintenance contracts with its Contex Division customer base. Although Buyer is assuming no liabilities of Seller in connection with the aforementioned maintenance contracts, Buyer agrees, during such notice period, and for a maximum of 3 months after Closing, to provide to Seller, subject to availability, maintenance personnel in order to assist Seller in its support service obligations during such period. Buyer's assistance shall be strictly limited to telephone support, remedial maintenance, and bug fixing in connection with the Transferred Software and shall not be deemed to imply assumption of any warranty in relation therewith. Buyer's assistance shall cease forthwith at the expiration of the aforementioned transition period. 15.02 Seller will pay a lump sum up front fee of US$ $175,000 for the assistance of Buyer under section 15.01. This amount will be deducted from the Purchase Price of the Selected Assets.

16. Facilities. Buyer and Seller shall enter into the sublease as attached hereto as Exhibit A. Buyer agrees that it shall vacate the Seller's U.K. facilities within 15 days of the Closing Date. Vacating the premises shall include relocation of Selected Employees and removal of the U.K. located Selected Assets.

     In Witness Whereof, the parties have executed this Agreement as of the date first above written. Barco, Inc. (Buyer): Xyvision, Inc. (Seller):

Barco, Inc. (Buyer):                Xyvision, Inc. (Seller)


By: Dany Claeys                 By: Kevin J. Duffy
     -------------------------            -------------------------
Title: President                 Title: President and COO
   -------------------------            -------------------------

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[Xyvision, Inc. agrees to furniosh suplementally to the Securities and Exchange
Commission copies of any o te following omitted schedules and exhibits upon request of the Commission.]

Schedules

1.01 - Selected Fixed Assets, Equipment and Inventory
1.02 - Selected Accounts Receivable
4.02 - Authorization of Agreement
4.04 - Creditors
4.06 - Title to Assets
4.07 - Intellectual Property Rights
4.11 - Litigation and Claims
5.05 - Selected Employees

Exhibit A - Sub-Sublease Agreement


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